24 October 2005

William Donovan, M.D.
Chairman
House of Brussels Chocolates, Inc.
One Riverway, Suite 1700
Houston, TX 77056

Dear Bill:

As we have discussed with you, we are writing to resign from the board of directors of House of Brussels, effective immediately.

During our brief tenures on the board, we have attempted to contribute our expertise and business experience to the Company. In general, we have not been successful in persuading management and our fellow directors of our approach to meeting the challenges facing House of Brussels as a public company. Since we do not believe this situation is likely to change, we have concluded that we can no longer serve effectively.

We admire the diligence, integrity and devotion to the interests of the shareholders that you have shown in carrying out your duties as Chairman. We wish you and the employees of House of Brussels all the best.

Very truly yours,

/s/ Dale E. Frey
Dale E. Frey

/s/ Corbin R. Miller
Corbin R. Miller